Exhibit 2.s.3

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the Nine Months Ended June 30, 2016		For the Year Ended September 30,
			2015		2014		2013		2012		2011
	(Dollars in thousands)
Net investment income	$14,584		$17,700		$18,368		$18,386		$19,044		$18,412
add: fixed charges and preferred dividends (A)	5,956		9,050		7,213		7,137		8,108		4,096
less: preferred dividends (A)	(3,088)		(4,116)		(3,338)		(2,744)		(2,491)		—

Earnings	$17,452		$22,634		$22,243		$22,779		$24,661		$22,508

Fixed charges and preferred dividends:
Interest expense	$2,066		$3,828		$2,628		$3,182		$4,374		$2,676
Amortization of deferred financing fees	802		1,106		1,247		1,211		1,243		1,420
Preferred dividends(A)	3,088		4,116		3,338		2,744		2,491		—

Total fixed charges and preferred dividends(A)	$5,956		$9,050		$7,213		$7,137		$8,108		$4,096
Ratio of earnings to combined fixed charges and pref dividends(A)	2.9	x	2.5	x	3.1	x	3.2	x	3.0	x	5.5	x

(A)	Represents preferred dividends on the Series 2016 Term Preferred Shares that were paid as accrued from October 31, 2011 up to and excluding May 23, 2014, and preferred dividends on the Series 2021 Term Preferred Shares since May 20, 2014.